United States securities and exchange commission logo





                              August 29, 2023

       Eddie Ni
       Chief Executive Officer
       Goldenstone Acquisition Ltd.
       4360 E. New York Street
       Aurora, IL 60504

                                                        Re: Goldenstone
Acquisition Ltd.
                                                            Form 10-K for the
fiscal year ended March 31, 2023
                                                            Filed July 14, 2023
                                                            File No. 001-41328

       Dear Eddie Ni:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended March 31, 2023

       Business, page 1

   1.                                                   Please address
specifically any PRC regulations concerning mergers and acquisitions by foreign investors that
your initial business combination transaction may be subject to, including PRC
regulatory reviews, which may impact your ability to complete a business combination in the
prescribed time period. Also address any impact PRC law or
                                                        regulation may have on
the cash flows associated with the business combination,
                                                        including shareholder
redemption rights.
   2. Please revise to disclose in the introduction to your Business section that your sponsor and a majority of your
executive officers and/or directors having significant ties to China may make you a less
attractive partner to a non China-based target company, which may therefore limit the
pool of acquisition candidates.
 Eddie Ni
FirstName LastNameEddie
Goldenstone Acquisition Ltd.Ni
Comapany
August 29, NameGoldenstone
           2023               Acquisition Ltd.
August
Page 2 29, 2023 Page 2
FirstName LastName
3. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Summary of Risk Factors, page 9

4. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in this filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations.
5. Disclose each permission or approval that you or your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 10

6. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time
 Eddie Ni
Goldenstone Acquisition Ltd.
August 29, 2023
Page 3
         necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response and confirm that you will provide these disclosures in your future periodic filings.
7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your directors    and officers    search for a target company, please
revise to highlight
         separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search.
8. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Controls and Procedures, page 16

9. Please amend your filing to provide a report of management on your internal control over financial reporting pursuant to Item 308 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 with any other questions.



FirstName LastNameEddie Ni                                    Sincerely,
Comapany NameGoldenstone Acquisition Ltd.
                                                              Division of
Corporation Finance
August 29, 2023 Page 3                                        Office of Energy
& Transportation
FirstName LastName